Exhibit 99.1

PRESS RELEASE

February 6, 2024

Amer Sports, Inc. Announces Launch of Proposed Senior Secured Notes Offering

HELSINKI, Finland, February 6, 2024 – Amer Sports, Inc. (“Amer Sports,” “we,” “us” or the “Company”), a global group of iconic sports and outdoor brands, announced today that its wholly-owned subsidiary, Amer Sports Company (the “Issuer”), has launched an offering of $600 million aggregate principal amount of new senior secured notes due 2031 (the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Company, the Issuer and certain of the Company’s other subsidiaries are seeking to enter into a new credit agreement (the “Credit Agreement”) and will incur a new $600 million USD term loan facility, a new €600 million EURO term loan facility and a new revolving credit facility, which will initially be a $710 million revolving credit facility established under the Credit Agreement, as the Company will maintain an existing $90 million bilateral credit facility, which is expected to ultimately be consolidated into a single revolving credit facility under the Credit Agreement (together, the “New Senior Secured Credit Facilities”).

The net proceeds from the offering of the Notes, along with the expected net proceeds from the New Senior Secured Credit Facilities, are expected to repay all outstanding indebtedness under the Company’s existing credit facilities, which will be terminated. Any remaining net proceeds are expected to be used for general corporate purposes.

The Notes will be, jointly and severally, unconditionally guaranteed on a senior secured basis by the Company and each of the Company’s subsidiaries (other than the Issuer) that is a borrower or a guarantor under the New Senior Secured Credit Facilities. The Notes and the related guarantees will be secured on a first-priority basis by liens on the same assets that secure the New Senior Secured Credit Facilities.

The foregoing transactions are subject to market and other conditions. There can be no assurance that the Company will be able to successfully complete the transactions on the terms described above, or at all.

The Notes will not be registered under the Securities Act, or any state securities law and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. The Notes will be offered in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act.

This press release is being issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offers of the Notes will be made only by means of a private offering memorandum.

About Amer Sports, Inc.

Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are creators of exceptional apparel, footwear, equipment, protective gear, and accessories that we believe give our consumers the confidence and comfort to excel.

With over 10,800 employees globally, Amer Sports’ purpose is to elevate the world through sport and to inspire people to lead better, healthier lives. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, and Shanghai, we have operations in 41 countries and our products are sold in 100+ countries. Our revenue in 2022 was $3.5 billion.

Forward-looking Statements

This press release contains statements that constitute forward-looking statements, including, but not limited to, our financing plans and the details thereof, including the proposed use of proceeds therefrom, the New Senior Secured Credit Facilities and the details thereof, the expected timing of the borrowing of the New Senior Secured Credit Facilities and our ability to close such transaction, the offering of the Notes and the details thereof, and our ability to close such offering and the other expected effects of the financing. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under in “Risk Factors” included in the preliminary offering memorandum for the offering of the Notes. Forward-looking statements speak only as of the date they are made, and Amer Sports and the Issuer do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

Source: Amer Sports, Inc.

Media:

Anu Sirkiä

Vice President, Communications

anu.sirkia@amersports.com

Investor Relations:

Omar Saad

Vice President, Finance and Investor Relations

omar.saad@amersports.com